51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Kelso Technologies Inc. (the “Company”)
7773 – 118A Street
North Delta, BC, V4C 6V1

Item 2 Date of Material Change

April 1, 2015

Item 3 News Release

A press release announcing the material change referred to in this report was disseminated on April 1, 2015 through Marketwired and filed on SEDAR.

Item 4 Summary of Material Change

The Company announced the declaration of an annual cash dividend of US$0.03 per share.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change:

The Board of Directors of the Company is pleased to announce that an annual cash dividend of US$0.03 per share has been declared on the outstanding common shares of the Company. The dividend is payable in cash on April 30, 2015 to shareholders of record at the close of business on April 15, 2015. Dividends paid to shareholders in the United States of America will be subject to a 15% withholding tax. Investors are reminded to allow sufficient time for the settlement of any shares purchased prior to the record date, and are encouraged to contact their investment advisors and/or tax advisors with any questions in this regard.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

None

Item 8 Executive Officer

James R. Bond, CEO and President, 250-764-3618

Item 9 Date of Report

April 1, 2015